UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

J. Alexander's Holdings, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

46609J106

(CUSIP Number)

Frederick DiSanto
C/O Ancora Holdings Inc.
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
(216) 825-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

8/30/2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46609J106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ancora Advisors, LLC 33-1099773
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 614,087
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 614,087
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 614,087
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.07%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 46609J106	13D

Item 1.  Security and Issuer.

This statement relates to the shares of Common Stock of J. Alexander's Holdings, Inc. The address of the issuer is 3401 West End Avenue, Suite 260 Nashville, TN 37203

Item 2.  Identity and Background.

Ancora Holdings Inc. is the parent company of four investment advisors registered with the SEC under the Investment Advisors Act, as amended: Ancora Advisors LLC, Ancora Alternatives LLC, Ancora Family Wealth Advisors, & Ancora Retirement Plan Advisors (collectively, the "Ancora RIAs"). This statement is filed by Ancora Advisors, LLC and includes, if applicable, Shares that may be deemed to be beneficially owned by the other Ancora RIAs. Ancora Advisors, LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended. The address of the principal office of Ancora is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

Ancora has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Ancora’s private Funds, Merlin Partners, Ancora Catalyst LP, their related SPV, series and managed accounts, as well as the Ancora Family of Mutual Funds. Ancora disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Other than as disclosed immediately below, during the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 18, 2018, Ancora Advisors LLC entered into a settlement with the SEC regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora consented to the Order and paid a penalty in the amount of $100,000.

Item 3.  Source or Amount of Funds or Other Consideration.

Ancora owns no Shares directly but Ancora may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients. Ancora disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Ancora’s Private Funds, Merlin Partners, Ancora Catalyst Fund LP, their related SPV, series and managed accounts, Ancora Family of Mutual Funds, Employees of Ancora and Owners of Ancora holdings, have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.  Purpose of Transaction.

Revisions to trade and holding data that was reported in the prior filing.

Item 5.  Interest in Securities of the Issuer.

The following list sets forth the aggregate number and percentage (based on 15,079,893 Shares of Common Stock outstanding on August 17,2021) of outstanding shares of Common Stock owned beneficially by the Reporting Persons:

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	0	0.00
Ancora Funds & Partnerships (2)	600,627	3.98
Ancora SMA (3)	13,460	0.09
TOTAL	614,087	4.07

(1) These Shares are owned by the owners and employees of Ancora in Ancora managed accounts.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners and Ancora Catalyst Fund LP, and their related SPV series, for which Ancora Alternatives LLC is the General Partner.

(3) These Shares are owned by investment clients in Separately Managed Accounts “SMA” of Ancora Advisors, LLC and include, if applicable, Shares owned by investment clients of the other affiliated Ancora RIAs. The Ancora RIAs do not own these Shares directly, but by virtue of the investment management agreements between the Ancora RIAs and their investment clients, each Ancora RIA may be deemed to beneficially own Shares by reason of its power to vote and dispose of such Shares. Each applicable Ancora RIA disclaims beneficial ownership of such Shares.

The transactions in the Shares by the Reporting Persons are set forth in Exhibit A and are incorporated herein by reference. No person other than the persons referenced herein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. Where shares may be considered to be listed in more than one category the reporting person has select what they believe is the most applicable category and has not duplicated ownership.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: "Relevant Transactions in Shares" in previous 60 days.

Date of Transaction	Buy/Sell	Amount of Security	Price Per Shares

8/30/2021	SELL	175,000	$13.87
8/31/2021	SELL	327,219	$13.88
9/1/2021	SELL	16,899	$13.93

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ancora

/s/ Frederick DiSanto Frederick DiSanto

Chairman and Chief Executive Officer

September 2, 2021